SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022
Commission File Number 001-40469

AcuityAds Holdings Inc.

(Translation of registrant’s name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐	Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	AcuityAds Holdings Inc. Confirmation of Notice of Record and Meeting Dates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITYADS HOLDINGS INC.

Date: April 27, 2022	By:	/s/ Elliot Muchnik
Name: Elliot Muchnik
Title: Chief Financial Officer